Exhibit 10.14
LICENSE AGREEMENT
Between
RUTGERS, THE STATE UNIVERSITY OF NEW JERSEY
And
XSTREAM SYSTEMS, INC.
Dated 12/l3/04

Agreement

EXCLUSIVE LICENSE AGREEMENT
     THIS AGREEMENT (the “Agreement”) is made and is effective as of the 13th day of December, (the “Effective Date”) by and between RUTGERS, THE STATE UNIVERSITY OF NEW JERSEY, having its statewide Office of Corporate Liaison and Technology Transfer at ASB Annex III, 3 Rutgers Plaza, New Brunswick, NJ 08901-8559, (hereinafter referred to as “Rutgers”), and XStream Systems, Inc., a Delaware corporation, with its principal place of business at 3873 39th Square, Vero Beach, Florida 32960 (hereinafter referred to as “Licensee”).
RECITALS
     WHEREAS, Rutgers owns all right, title and interest in and to certain technology made in the course of research at Rutgers, which is the subject of the issued United States patent and the application for United States Letters Patent identified in Exhibit A attached hereto, and related information, data and know-how (hereinafter collectively referred to as “Rutgers Technology”); and
     WHEREAS, Licensee wishes to obtain an exclusive license under the Rutgers Technology, for the commercial development, manufacture, use and sale of products, systems and services, with the right to grant sublicenses, and Rutgers is willing to grant such rights on the terms and conditions set forth in this Agreement;
     WHEREAS, Rutgers is desirous that the Rutgers Technology be developed and utilized to the fullest extent so that its benefits can be enjoyed by the general public;
     NOW THEREFORE, the parties agree as follows:
Article 1. —DEFINITIONS
     1.1 “Affiliate” means any corporation or business entity that directly or indirectly controls, is controlled by, or is under common control with Licensee to the extent of at least fifty percent (50%) of the outstanding stock or other voting rights entitled to elect directors.
     1.2 “Field of Use” means all fields of use.
     1.3 “Net Sales” means the total gross consideration received for Licensed Products made, used, leased, transferred, distributed, sold or otherwise disposed of by Licensee and its Affiliates and sublicensees, less the sum of the following actual and customary deductions (net of rebates or allowances of such deductions received) included on the invoice and actually paid or otherwise credited: cash, trade, or quantity discounts; sales returns for which Licensee, its Affiliates and sublicensees have issued a credit; sales or use taxes imposed upon particular sales; import/export duties; and transportation charges. Except in the case of replacements for previously-returned goods or samples or trial units provided in connection with test marketing or field trials or for similar purposes for which no financial consideration has been received, if Licensee or any of its Affiliates or sublicensees makes a transfer of a Licensed Product to a third party for other than monetary consideration or for less than fair market value, then such transfer or license shall be considered a sale hereunder to be calculated at a fair market value for accounting and royalty purposes. Commercial use of Licensed Products by Licensee or any of its Affiliates or sublicensees without subsequent transfer shall be deemed a sale to be computed at fair market value. A Licensed Product shall be deemed made, used, leased, transferred, sold, or otherwise disposed of on the earlier of the date of invoice or date of shipment of Licensed Products.
     1.4 “Licensed Product(s)” means any material, product, service, procedure, or kit (including Work-in-Process), whose discovery, development, registration, manufacture, use or sale practices any issued or pending claim within the Rutgers Patent Rights.
     1.5 “Territory” means worldwide.
     1.6 “Running Royalties” means royalties based on sales of Licensed Products.
     1.7 “Rutgers Data” means all information owned by Rutgers, including but not limited to that information which was or is disclosed at any time to Licensee, or its Affiliates, directly or indirectly from or through Rutgers, its units, employees, or consultants, relating to the intellectual property licensed to Licensee pursuant to this Agreement.
     1.8 “Rutgers Patent Rights” means the patent and patent application identified in Exhibit A hereto, and any issued patent or patent application that claims the priority of such patent and patent application, as well as any foreign patent(s) and patent application(s) corresponding to any of the foregoing (and regardless of whether a corresponding U.S. Patent issues or is maintained). Reissues, re-examinations, extensions (including governmental equivalents thereto), substitutions (as defined in MPEP § 201.09), continuations, and divisions of all of the foregoing, shall also be included.
     1.9 “Rutgers Technology” means the Rutgers Patent Rights, all information and know-how owned by Rutgers relating to the Rutgers Patent Rights, including all information and know-how reasonably necessary or useful to practice the Rutgers Patent Rights, and all Rutgers Data.
     1.10 “Sublicense Income” means all amounts paid to Licensee other than Running Royalties by a third party pursuant to or in consideration for any sublicense granted to such party under the Rutgers Technology, including, without limitation, (i) license issue, maintenance or other fees, (ii) milestone payments, (iii) the fair market value in cash of any non-cash consideration for such sublicense, (iv) in the event that Licensee receives any payment for equity in connection or contemporaneously with such sublicense that includes a premium over the fair market value of such equity, the amount of such premium, and (v) in the event that Licensee receives any payments or contracts for research and development or other services in connection with or contemporaneously with such a sublicense, any amounts of such payments, or paid under such contracts, that are in excess of (a) Licensee’s direct costs for research and development related to Licensed Products (“Direct Costs”) plus (b) overhead reimbursed by the sublicensee up to a maximum of forty percent (40%) of Direct Costs.

Article 2. — GRANT; INTELLECTUAL PROPERTY RIGHTS
     2.1 License Grant. Except with respect to the rights retained by Rutgers set forth in Section 2.4, and subject to the terms and conditions set forth in this Agreement, Rutgers hereby grants to Licensee during the term of this Agreement the exclusive worldwide right in the Field of Use under the Rutgers Technology to make, have made, use, offer for sale, import and sell Licensed Products.
     2.2 Right to Sublicense. Rutgers grants to Licensee the right to grant sublicenses to third parties under the rights granted in Section 2.1, provided that Licensee has current exclusive rights thereto under this Agreement. All sublicenses granted shall be in writing, and, to the extent feasible, sublicenses shall contain all of the obligations of the Licensee to Rutgers and to the United States government and shall be consistent with the non-monetary terms of this Agreement. Within thirty (30) days after execution or receipt thereof, as applicable, Licensee shall provide Rutgers with a copy of each sublicense issued hereunder and shall deliver copies of all royalty reports received by Licensee from such sublicensees. Rutgers shall maintain the confidentiality of such sublicenses and reports in accordance with Article 20 of this Agreement.
     2.3 Government Rights. If any patent issues from the Rutgers Technology that resulted from funding by the U.S. Government, the licenses granted hereunder shall be subject to the U.S. Government rights provided under 35 U.S.C. 200-212 and applicable governmental implementing regulations, and to the royalty free non-exclusive licenses there under to which the U.S. Government is entitled as well as to any other applicable governmental restrictions, if any.
     2.4 Rutgers Retained Rights. Rutgers expressly reserves all rights under the Rutgers Technology to exercise and otherwise use the Rutgers Technology, and any related intellectual property rights, solely for educational and research purposes, and to publish the results thereof.
     2.5 Ownership of Improvements. Rutgers shall own all improvements to the Rutgers Technology conceived or made by Rutgers during the term of this Agreement (“Rutgers Improvements”). Licensee shall own all improvements to the Rutgers Technology conceived or made by Licensee during the term of this Agreement (“Licensee Improvements”). All improvements to the Rutgers Technology that are jointly conceived or made by Licensee and Rutgers shall be jointly owned (“Joint Improvements”). Licensee shall promptly disclose to Rutgers the details of any Licensee Improvements or Joint Improvements. Licensee shall, at Rutgers’ request, cooperate with and assist Rutgers in obtaining patent protection for any Joint Improvements. Rutgers shall promptly disclose to Licensee the details of any Rutgers Improvements or Joint Improvements. Rutgers shall, at Licensee’s request, cooperate with and assist Licensee in obtaining patent protection for any Rutgers Improvements and Joint Improvements. All Rutgers Improvements and Joint Improvements shall be deemed included within the license rights granted hereunder and products utilizing such improvements shall be deemed Licensed Products.

Article 3. — ROYALTIES AND PAYMENTS
     3.1 License Issue Fee. Licensee shall pay a license issue fee in the amount of five thousand dollars ($5,000.00) upon signing this Agreement.
     3.2 Royalties and Revenue Sharing.
     (a) Running Royalty. Licensee shall pay to Rutgers a Running Royalty equal to three and one-half percent (3.5%) of the Net Sales of Licensee, its Affiliates and its sublicensees. In accordance with the Bayh-Dole Amendment, no royalty shall be due with respect to any Licensed Products sold to the United States Government that practice United States Patent No. 6,118,850, but do not use or practice any other Rutgers Technology in which the government does not have rights.
     (b) Third Party Royalties. If Licensee must pay royalties under licenses for rights from third parties in order to make, use, or sell the Licensed Products (“Third Party Royalties”), the Running Royalty due Rutgers shall be reduced by 30% of the amount of Third Party Royalties, but in no event will the Running Royalty due to Rutgers from Licensee be reduced to less than 2.5% of Net Sales.
     (c) Sublicense Income Share. Licensee shall pay to Rutgers the following percentages of all Sublicense Income (“Sublicense Income Share”):

Time Period	Percentage of Sublicense Income
Prior to January 1, 2006	40%
During 2006	30%
After 2006	20%
     3.3 Royalty Minimums.
     (a) During the term of this Agreement, Licensee shall pay to Rutgers a minimum annual royalty as follows:

Year	Minimum Annual Royalty
2005:	$5,000
2006:	$10,000
2007:	$150,000
2008:	$300,000
2009 and later years:	$500,000.
     (b) Any Minimum Royalty paid in a calendar year will be credited against the earned royalties for that calendar year. To the extent the total of the Running Royalties and Sublicense Income Share paid in any year is less than the Minimum Annual Royalty due and owing for that year as required under Section 3.3(a), Licensee shall pay Rutgers the deficiency on or before January 31st of the following year. For example, any deficiency payment necessary to reach the Minimum Annual Royalty due for the year 2005 shall be made to Rutgers on or before January 31, 2006.
     (c) Licensee shall receive a credit towards the following year’s Minimum Annual Royalty payment for any amount paid in excess of the Minimum Annual Royalty during such calendar year. For example, if in calendar year 2007, Licensee pays Rutgers Running Royalties of $200,000, Licensee shall receive a $50,000 “credit” towards the Minimum Annual Royalty of $300,000 in calendar year 2008 and shall only be responsible for a Minimum Annual Royalty of $250,000 in calendar year 2008.
     (d) Rutgers shall have the right, on thirty (30) days written notice to Licensee, to terminate this Agreement in the event that Licensee shall fail to make any Minimum Annual Royalty payment due pursuant to Section 3.3(b), if Licensee does not cure such failure to pay before the expiration of such thirty (30) day notice period.
     3.4 Payments. Running Royalties and Rutgers’s share of Sublicense Income shall be paid to Rutgers quarterly on or before the following dates of each calendar year: January 31st, May 31st, August 31st, and October 31st. Each such payment shall be for Running Royalties and Sublicense Income that accrued during Licensee’s most recently completed calendar quarter.
     3.5 Payment in U.S. Dollars. All amounts due Rutgers shall be payable in United States Dollars in New Brunswick, New Jersey. When Licensed Products are sold for monies other than United States Dollars, the earned royalties will first be determined in the foreign currency of the country in which such Licensed Products were sold, and then converted into equivalent United States Dollars. The exchange rate will be the United States Dollar buying rate quoted in the New York edition of the Wall Street Journal on the last day of the reporting period. If at any time legal restrictions prevent the acquisition or prompt remittance of United States Dollars by Licensee with respect to any country in which a Licensed Product is sold, Licensee shall pay royalties or Sublicense Income due to Rutgers from Licensee’s other sources of United States Dollars; provided, however, that such payment shall not render Licensee insolvent.
     3.6 Taxes, etc. Licensee shall be responsible for any and all taxes, fees, or other charges imposed by the government of any country outside the United States on the remittance of royalty income for sales occurring in any such country. Licensee shall also be responsible for all bank transfer charges.
Article 4. — DILIGENCE
     4.1 Commercialization Diligence. Licensee, from and after the Effective Date, shall use all reasonable and diligent efforts to develop, test, and obtain regulatory approvals required, if any, and manufacture, market and sell Licensed Products in the Territory, and shall, within a reasonable time after obtaining requisite regulatory approvals, earnestly and diligently endeavor to market and sell the same in quantities sufficient to meet the market demands therefor.
     4.2 Commercialization Milestones. Licensee shall achieve each of the following milestones:

     (a) develop and have a working prototype system installed at a beta site on or before June 30, 2005; and
     (b) make its first commercial sale of Licensed Products on or before September 30, 2006.
     4.3 Termination for Failure to Commercialize. If Licensee fails to achieve any of the milestones described in Section 4.2 in a timely manner, Rutgers shall have the right and option to give written notice of such default (“Notice of Default”) to Licensee. If Licensee fails to achieve the milestone requirements within sixty (60) days of receipt of the Notice of Default, Rutgers shall have the right but not the obligation to terminate this Agreement and the licenses herein by sending a second written notice (“Notice of Termination”) to Licensee. This Agreement shall automatically terminate on the effective date of the Notice of Termination.
Article 5. — PROGRESS AND ROYALTY REPORTS
     5.1 Commercialization Efforts Reports. Beginning in January 2005, and semi-annually thereafter, Licensee shall submit to Rutgers a progress report covering Licensee’s activities related to the development and testing of all Licensed Products and the obtaining of any governmental approvals necessary for marketing. Such commercialization progress reports shall be made for each Licensed Product in each country upon request by Rutgers. Such reports shall include sufficient information to enable Rutgers to determine Licensee’s progress in fulfilling its obligations under Article 4 (DILIGENCE), including, but not limited to, the following topics:
-	summary of work completed

-	key scientific discoveries

-	summary of work in process, including product development and testing and progress in obtaining government approvals

-	current schedule of anticipated events or milestones

-	market plans for introduction of Licensed Products in the Territory in which Licensed Products have not been introduced.
Rutgers shall maintain the confidentiality of such reports in accordance with Article 20 of this Agreement.
     5.2 Notice of First Commercial Sale. Licensee shall report its first commercial sale of a Licensed Product to Rutgers within thirty (30) days of such sale. Licensee shall report its subsequent first commercial sales of a Licensed Product in each new country in its immediately subsequent Royalty and Sublicense Income report.
     5.3 Royalty and Sublicense Income Reports. Upon the first commercial sale of a Licensed Product anywhere in the world, Licensee shall submit quarterly reports to Rutgers on or before each January 31st, May 31st, August 31st and October 31st of each year. Each such report shall cover Licensee’s most recently completed calendar quarter, and will show: (a) the units and Net Sales of each type of Licensed Product sold by Licensee on which Running

Royalties have not been paid, including a clear indication of how Net Sales were calculated; (b) the Sublicense Income earned by Licensee, (c) the Running Royalties and share of Sublicense Income, in U.S. dollars, payable hereunder, with a description of how such Running Royalties and Sublicense Income is allocated within the Rutgers Technology, to the extent allocable; (d) the method used to calculate the Running Royalties and Sublicense Income share payments; (e) the exchange rates used, if any; and (f) any other information relating to the foregoing reasonably requested by Rutgers. If no sales of Licensed Products have been made during any reporting period, and no Sublicense Income has been earned, Licensee shall provide a statement to this effect in writing to Rutgers in lieu of a report. Rutgers shall maintain the confidentiality of such reports in accordance with Article 20 of this Agreement.
Article 6. — BOOKS AND RECORDS
     6.1 Duty to Keep Records; Audit Right. Licensee shall keep, and shall cause its Affiliates and sublicensees to keep, books and records in accordance with generally accepted accounting principles accurately showing all transactions and information relating to this Agreement and any sublicense. Such books and records shall be preserved for at least five (5) years from the date of the entry to which they pertain, and shall be open to inspection by representatives or agents of Rutgers at reasonable times upon reasonable notice no more than one time per calendar year.
     6.2 Audit Costs. Rutgers shall be responsible for all of its own fees and expenses incurred in connection with its representatives’ performance of such an examination. If an underpayment error in royalties or Sublicense Income share of more than five percent (5%) of the total royalties or Sublicense Income share due for any year is discovered, however, or if as a result of the examination it is determined that Licensee is otherwise in material breach of its obligations under this Agreement, then the fees and expenses of such representatives shall be borne by Licensee, and Licensee shall promptly reimburse Rutgers for reasonably-documented audit expenses, as well as all overdue Running Royalties, Sublicense Income and other payments and late interest payments.
Article 7. — TERM AND TERMINATION
     7.1 Term. Unless otherwise terminated by operation of law or by acts of the parties in accordance with the provisions of this Agreement, this Agreement shall be in force from the Effective Date, and shall remain in effect in each country of the world until the later of: (a) expiration in such country of the last-to-expire of issued patents within the Rutgers Patent Rights licensed under this Agreement or (b) fifteen (15) years from the first commercial sale of Licensed Products in such country. Following the expiration of the license in any country, at the request of Licensee, Rutgers shall in good faith negotiate for an extension of licenses to the Rutgers Technology in such countries, on mutually agreeable commercial terms.
     7.2 Termination for Cause. If either party breaches or fails to perform any provision of this Agreement, the other party may give written notice of such default (“Notice of Default”) to the breaching party. If the breaching party fails to cure such default within sixty (60) days of receipt of the Notice of Default, the non-breaching party shall have the right to terminate this

Agreement and the licenses herein by sending a second written notice (“Notice of Termination”) to the breaching party. This Agreement shall automatically terminate on the effective date of the Notice of Termination. In the event of a termination of this Agreement by Rutgers, Rutgers may, in its sole discretion, negotiate with any of Licensee’s sublicensees who wish to remain licensed under the Rutgers Technology, on mutually agreeable terms.
     7.3 Effect of Termination. Any termination of this Agreement shall not relieve Licensee of any obligation or liability accrued hereunder prior to such termination or rescind anything done by Licensee or any payments made to Rutgers hereunder prior to the time such termination becomes effective. Any termination shall not affect in any manner any surviving rights of Rutgers arising under Section 7.4 of this Agreement prior to such termination.
     7.4 Survival. Any expiration or termination of this Agreement shall not affect the rights and obligations set forth in the following Articles:

Article 6	Books and Records
Article 8	Disposition of Licensed Products; Return of Property
Article 9	Use of Names and Trademarks
Article 10	Disclaimer of Warranties; Limitations of Liability
Article 14	Indemnification; Insurance
Article 18	Governing Law; Venue
Article 20	Confidentiality
Article 21	Miscellaneous
     7.5 Termination for Conflict of Interest. Licensee understands and agrees that its Founding Shareholder, Dr. William Mayo, is required to go through a conflict of interest review at Rutgers, and that if such review does not result in an approval of this License Agreement, this Agreement will be immediately terminated by Rutgers upon notice to XStream.
     7.6 Termination for Lack of Financing. Within 3 days from the Effective Date, Licensee will provide Rutgers with verification that Licensee received the financing required pursuant to Section 4.2 of the Option Agreement. If such verification is not received by Rutgers within those 3 days, Rutgers will have the right to terminate the License, effective immediately upon notice to XStream.
Article 8. — DISPOSITION OF LICENSED PRODUCTS; RETURN OF PROPERTY
     8.1 Disposition of Inventory. On termination of this Agreement by either party, Licensee shall have the right to dispose of all previously made or partially made Licensed Products (Licensee may complete partially made Licensed Products), within a period of three hundred sixty (360) days after the Notice of Default pursuant to Section 7.2; provided, however, that the disposition of such Licensed Products shall be subject to the terms of this Agreement including, but not limited to, the payment of any royalties at the rate and at the time provided herein, and the rendering of reports thereon. Any Licensed Products remaining in Licensee’s possession after the expiration of the 360-day period shall, at Rutgers’s discretion, be destroyed by Licensee or provided to Rutgers with the return of Rutgers property.

     8.2 Return of Rutgers Property. On termination, Licensee shall promptly return, and shall cause its Affiliates to return, to Rutgers at the address stated in Article 15 below, all property belonging to Rutgers, including without limitation, Rutgers Technology (including Rutgers Data), if any, that has been provided to Licensee or its Affiliates hereunder, and all copies and facsimiles thereof and derivatives therefrom.
     8.3 Certification. On request by Rutgers, Licensee shall certify in writing that it has complied with the requirements of Sections 8.1 and 8.2.
Article 9. — USE OF NAMES AND TRADEMARKS
     9.1 Nothing contained in this Agreement shall be construed as granting any right to Licensee or any of its sublicensees, or any of their Affiliates, to use in advertising, publicity, or other promotional activities or otherwise any name, trade name, trademark, or other designation of Rutgers that is identified with Rutgers or any of its units (including contractions, abbreviations or simulations of any of the foregoing). Unless required by law or consented to in advance in writing by an authorized representative of Rutgers, the use by Licensee of the names, “Rutgers, The State University of New Jersey,” “Rutgers University,” “Rutgers,” or the names of any campus or unit of Rutgers is expressly prohibited. Notwithstanding the foregoing, Licensee may state that it has received a license from Rutgers pursuant to the terms of this Agreement and Licensee shall not be prohibited from using such names in its business plan and materials and presentations to investors, prospective investors, advisors, employees and representatives and prospective employees and representatives.
Article 10. — DISCLAIMER OF WARRANTIES; LIMITATIONS OF LIABILITY
     10.1 Disclaimer of Warranties.
     (a) Except for the rights, if any, of the Government of the United States, the Director of Rutgers’ Office of Corporate Liaison and Technology Transfer (“DOCLTT”) hereby represents that Rutgers has the full right and power to enter into this Agreement and to grant the exclusive option set forth in this Agreement and to grant the exclusive, worldwide license, with the right to sublicense, to practice Rutgers Patent Rights under the terms set forth in this Agreement. DOCLTT further represents and warrants (i) that DOCLTT has disclosed to Licensee all potential patent rights in the control of third parties known to DOCLTT which may be needed to commercialize the Rutgers Patent Rights and (ii) that DOCLTT is not aware of any patent infringement or notice of any pending claim in respect of the Rutgers Patent Rights.
     (b) Except as set forth in the preceding subparagraph (a), Rutgers makes no representation or warranty, either expressed or implied, and no representation or warranty shall be implied, with respect to the license rights granted hereunder other than that Rutgers has the right to grant such license rights and the intellectual property and the rights granted by Rutgers to Licensee hereto are provided “AS IS” AND WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED.

     (c) Nothing in this Agreement shall be construed as:
     (i) a warranty or representation by Rutgers as to the validity or scope of any Rutgers Patent Rights;
     (ii) a warranty or representation that any product made, used, sold or otherwise disposed of or any method practiced under any license granted under this Agreement is or will be free from infringement or claims of infringement of patents, copyrights or any other property right of third parties;
     (iii) granting by implication, estoppel or otherwise any licenses or rights under patents or other property rights of Rutgers other than said Rutgers Patent Rights or Rutgers Technology, regardless of whether such patents are dominant or subordinate to any Rutgers Patent Rights;
     (iv) an obligation to bring or prosecute actions or suits against third parties except as provided in Article 13; or
     (v) an obligation to furnish any know-how not provided in Rutgers Technology licensed hereunder.
     10.2 Limitation Of Liability. TO THE MAXIMUM EXTENT PERMITTED BY LAW, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INJURY, LOSSES, DIRECT, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE, EXEMPLARY, CONSEQUENTIAL DAMAGES OR OTHER LOSSES INCURRED BY LICENSEE, ITS CUSTOMERS AND SUBLICENSEES, OR ANY OTHER PARTY, INCLUDING WITHOUT LIMITATION, LOST PROFITS, OR FOR ANY CLAIMS FOR SUCH DAMAGES, LOSSES OR OTHER INJURIES ASSERTED AGAINST THE OTHER PARTY, RELATING TO, ARISING OUT OF OR RESULTING FROM THE EXERCISE BY OR ON BEHALF OF LICENSEE OF THE RIGHTS GRANTED TO IT UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, MANUFACTURE, SALE, OR USE OF THE LICENSED PRODUCTS, RUTGERS PATENT RIGHTS OR RUTGERS TECHNOLOGY LICENSED HEREUNDER; PROVIDED, HOWEVER, THAT LICENSEE’S INDEMNITY OBLIGATIONS UNDER ARTICLE 14 HEREOF SHALL NOT BE SUBJECT TO THE LIMITATION ON LIABILITY PROVIDED IN THIS SECTION 10.2.
Article 11. — PATENT PROSECUTION AND MAINTENANCE
     11.1 Prosecution and Maintenance. Rutgers shall diligently prosecute and maintain the patent applications and patents comprising Rutgers Patent Rights using, unless otherwise agreed, counsel of its choice after consultation with Licensee. Unless otherwise agreed, Rutgers’ counsel shall take instructions only from Rutgers, after consultation with Licensee. Rutgers shall in a timely manner provide Licensee with copies of all relevant documentation so that Licensee may be informed and apprised of the continuing prosecution. Licensee agrees to keep this documentation confidential. Rutgers shall consult with Licensee on all major prosecution decisions and shall consider all such input in good faith. Rutgers shall amend any patent application or file a new application to include claims reasonably requested by Licensee to protect the Licensed Products contemplated to be sold under this Agreement.
     11.2 Prosecution and Maintenance Costs.
     (a) Up to $21,793 of all prosecution costs incurred by Rutgers prior to the date of this Agreement, whether billed to Rutgers or not, for preparing, filing, prosecuting, defending, and maintaining all patent applications and/or patents, including interferences and oppositions, and all corresponding foreign patent applications and patents included in the Rutgers Patent Rights, shall be borne by Licensee (“Past Patent Costs”). Licensee shall pay fifty percent (50%) of the Past Patent Costs to Rutgers upon signing this Agreement, and the remaining fifty percent (50%) no later than one year after signing this Agreement.
     (b) All reasonable future costs incurred by Rutgers, with the prior consent of Licensee (such consent not to be unreasonably withheld) whether billed to Rutgers or not, for preparing, filing, prosecuting, defending, and maintaining all patent applications and/or patents, including interferences and oppositions, and all corresponding foreign patent applications and patents included in the Rutgers Patent Rights, shall be borne by Licensee. Licensee hereby consents to the ordinary and usual costs of maintenance fees for patents filed as of the date of this Agreement.
     (c) Licensee shall reimburse Rutgers for reimbursable patent prosecution and maintenance costs incurred by Rutgers within thirty (30) days of receipt of invoice from Rutgers.
     (d) Rutgers will provide Licensee with prior written notice in the event that Rutgers elects not to prosecute and/or maintain a patent application or patent included in the Rutgers Patent Rights in any country and, upon such election, Licensee shall have the right to prosecute such patent application or patent in such country or countries at its own discretion and expense. Rutgers shall provide Licensee with ninety (90) days prior written notice of its decision, and such notice shall be given no later than ninety (90) days prior to a non-extendable deadline for prosecution or maintenance of such patent application or patent in such country.
     11.3 Coverage in Additional Countries. Provided Licensee gives Rutgers timely notice of its desire after the Effective Date and financial security to cover the cost thereof, Rutgers shall, at the request of Licensee, endeavor to file, prosecute, and maintain patent applications and patents covered by Rutgers Patent Rights in additional countries, if available. Licensee consents to the filing of all PCT and foreign patent applications that have already been filed as of the Effective Date, if any.
Article 12. — PATENT MARKING
     12.1 Licensee shall mark all Licensed Products in accordance with all applicable patent marking laws so as to preserve all rights in and available damages recoverable under the Rutgers Patent Rights.

Article 13. — THIRD PARTY PATENT INFRINGEMENT
     13.1 Notice; Duty to Cooperate. In the event that Licensee shall learn of an infringement of any patent right or other right licensed under this Agreement, Licensee shall promptly notify Rutgers in writing and shall provide Rutgers with reasonable evidence of such infringement. Both parties shall use their best efforts in cooperation with each other to notify the infringing party and terminate such infringement without litigation.
     13.2 Initiation of Suit. Licensee may request that Rutgers take legal action against the infringement of Rutgers Patent Rights. Such request shall be made in writing and shall include reasonable evidence of such infringement and damage to Licensee. If the infringing activity has not been abated within ninety (90) days following the effective date of such request, Rutgers shall have the right to commence suit on its own account or jointly with Licensee, or refuse to commence such suit. Rutgers shall give notice to Licensee of its election in writing by the end of the one-hundredth (100th) day after receiving notice of such request from Licensee. Licensee may thereafter bring suit for patent infringement on its own behalf and in the name of Rutgers, if and only if Rutgers refuses to commence suit and if the infringement occurred during the period and in a jurisdiction where Licensee had exclusive rights under this Agreement. Each party agrees to cooperate with the other in litigation proceedings instituted hereunder. Each party shall pay for its own out-of-pocket expenses and disbursements (including legal fees) incurred in connection with any such litigation. Each party may be represented by counsel of its choice at its own expense.
     13.3 Recovery. In the event that either Rutgers or Licensee shall undertake the enforcement by litigation and/or defense of the Rutgers Patent Rights by litigation, any recovery of damages by Rutgers and/or Licensee for any such suit shall be applied (a) first in satisfaction of any unreimbursed reasonable expenses and legal fees of the party prosecuting such infringement in accordance with this Section 13 relating to the suit, (b) second in satisfaction of the other party’s unreimbursed reasonable expenses and legal fees, (c) third, the amount attributable to lost sales or other income shall be paid to Licensee and deemed Net Sales for purposes of this Agreement (as adjusted, if necessary, to equate to “gross consideration” as contemplated in Section 1.3 for purposes of compensating Rutgers as if such sales had actually occurred), and (d) either (i) if Rutgers is the party undertaking the enforcement by litigation and/or defense of the Rutgers Patent Rights by litigation, the balance remaining from such recovery, if any, will be divided equally between Rutgers and Licensee or (ii) if Licensee is the party undertaking the enforcement by litigation and/or defense of the Rutgers Patent Rights by litigation, the balance remaining from such recovery, if any, will be retained by Licensee.
     13.4 Third Party Infringement Claims. In the event that a claim or suit is asserted or brought against Licensee alleging that the manufacture or sale of any Licensed Product by Licensee, its Affiliates or its sublicensees, or the use of such Licensed Product by any customer of any of the foregoing, infringes proprietary rights of a third party, Licensee shall give written notice thereof to Rutgers. Licensee may, in its sole discretion, modify such Licensed Product to avoid such infringement and/or may settle on terms that it deems advisable in its sole discretion, subject to paragraph 13.5. Otherwise, Licensee shall defend any such claim or suit. In the event Licensee fails to defend such suit, Rutgers shall have the right, but not the obligation to do so at its sole expense.

     13.5 Settlement. Licensee shall not settle or compromise any suit in a manner that imposes any obligations or restrictions on Rutgers, or impairs, restricts or grants any rights to the Rutgers Patent Rights, without Rutgers’ written permission. Rutgers shall not settle or compromise any such suit in a manner that imposes any obligations or restrictions on Licensee without Licensee’s written permission.
Article 14. — INDEMNIFICATION; INSURANCE
     14.1 Indemnification. To the maximum extent permitted by applicable law, Licensee shall indemnify, defend and hold Rutgers, its governors, trustees, officers, employees, students, agents and the Inventor harmless against any and all claims, suits, losses, liabilities, damages, costs, fees and expenses (including reasonable attorneys’ fees) resulting from, relating to or arising out of the exercise of the rights granted under this license or any sublicense, or the manufacture, use, sale or other disposition of Licensed Products by Licensee or its sublicensees or any of their Affiliates. This indemnification shall include, but is not limited to, any and all claims alleging products liability, negligence, and any infringement or misappropriation of any intellectual property or proprietary rights. Notwithstanding the foregoing, Licensee shall not have the right, without the consent of Rutgers, to assume the defense of any claim prosecuted against both Licensee and Rutgers to the extent there is an actual or potential conflict of interest requiring separate representations, it being understood that Licensee shall nevertheless. remain responsible for indemnifying Rutgers for defense costs to the extent provided herein. In the absence of such a conflict, any separate representation of Rutgers with respect to a claim asserted against both Licensee and Rutgers shall, if at Rutgers’ request, be at Rutgers expense.
     14.2 Rutgers shall promptly notify Licensee in writing of any claim or suit brought against Rutgers in respect of which Rutgers intends to invoke the provisions of paragraph 14.1. Licensee shall keep Rutgers informed on a current basis of its defense of any claims pursuant to paragraph 14.1. Rutgers shall provide full cooperation to Licensee in such defense and make available to Licensee all documentary and other evidence in its possession with respect thereto. Licensee shall not settle any claim or suit on terms that impose any obligations or restrictions on Rutgers or Rutgers’ rights without Rutgers written permission.
14.3 Insurance. Licensee shall use its commercially reasonable efforts to cause security applications incorporating the Rutgers Technology to be covered by the Anti-Terrorism by Fostering Effective Technologies Act of 2002 (the “Safety Act”) and shall use its commercially reasonable efforts to cause, Rutgers, as the licensor of the Rutgers Patents, to also be covered by the Safety Act, if applicable. For applications not covered by the Safety Act, Licensee shall, at its sole cost and expense, prior to shipping such Licensed Products, insure its activities in connection with this Agreement and will maintain and keep in force throughout the remainder of the term hereof, with insurers acceptable to Rutgers, the following types of insurance:
     (a) Comprehensive or Commercial General Liability, which shall include products liability with minimum limits as follows:

     (i) $2,000,000 combined single limit as respects liability arising out of Licensed Products. This coverage may be maintained on either an occurrence or claims made form. If products coverage is on a claims made form, Licensee must maintain such coverage for six years after termination or expiration of this Agreement; and
     (ii) $5,000,000 General Aggregate.
     (b) It is expressly understood and agreed, however, that the insurance coverage and limits stated in (a) above shall not in any way limit the liability of Licensee and that the required insurance shall be primary coverage. Any insurance Rutgers may purchase will be excess and noncontributory. Licensee’s liability insurance will be endorsed to specifically name Rutgers as an additional insured and to provide primary coverage to Rutgers.
     (c) Licensee shall furnish Rutgers with a Certificate of Insurance evidencing the coverage and limits required pursuant to (a) above. The Certificate of Insurance shall:
     (i) Provide for thirty (30) day advance written notice to Rutgers of cancellation or alteration of policy limits;
     (ii) Indicate that Rutgers has been endorsed as an additional insured under the coverages referred to above; and
     (iii) State that the insurance will be primary to Rutgers and any valid and collectible insurance or program of self-insurance maintained by Rutgers shall be excess and noncontributory.
Article 15. — NOTICES
     15.1 Any notice or payment required to be given to either party shall be deemed to have been properly given and to be effective (a) on the date of delivery if delivered in person,(b) five (5) days after mailing if mailed by first-class certified mail, postage paid and deposited in the United States mail, to the respective addresses given below, or to such other address as it shall designate by written notice given to the other party or (c) on the date of delivery if delivered by express delivery service such as Federal Express or DHL.
In the case of Licensee:
XStream Systems, Inc.
3873 39th Square
Vero Beach, Florida 32960
Attn: Brian Mayo

With copy to:
David G. Bates, Esq.
Gunster Yoakley & Stewart, P.A.
777 South Flagler Drive, Suite 500E
West Palm Beach, FL 33401
In the case of Rutgers:
Rutgers, The State University of New Jersey
Office of Corporate Liaison and
Technology Transfer
3 Rutgers Plaza, ASB III
New Brunswick, NJ 08901
Attention: Director
Article 16. — ASSIGNMENT
     16.1 This Agreement is binding upon and shall inure to the benefit of Rutgers, its successors and assigns, but shall be personal to Licensee and assignable by Licensee only with the written consent of Rutgers; provided, however, this Section shall not limit Licensee’s right to enter into sublicenses in accordance with the terms of this Agreement without Rutger’s prior written consent. Any consideration received by Licensee upon any approved assignment shall be deemed Sublicense Income and subject to Section 3.2(c) unless the parties otherwise agree in writing.
Article 17. — LATE PAYMENTS
     17.1 In the event any amounts due Rutgers hereunder, including but not limited to royalty payments, fees and patent cost reimbursements, are not received when due, Licensee shall pay to Rutgers interest charges at a per annum rate equal to the lesser of four percent (4%) over the prime lending rate most recently announced by Citibank, N.A. or the maximum rate permitted by applicable law. Such interest shall be calculated from the date payment was due until actually received by Rutgers.
Article 18. — GOVERNING LAW; VENUE; DISPUTE RESOLUTION
     18.1 THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY WITHOUT REGARD TO ITS CONFLICTS OF LAW PROVISIONS, but the scope and validity of any patent or patent application shall be governed by the applicable laws of the country that issued such patent or in which such patent application was filed.
     18.2 Dispute Resolution. Except for the right of either party to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm, any and all claims, disputes or controversies arising under, out of, or in connection with the Agreement which the parties shall be unable to resolve within sixty (60) days shall be mediated in good faith. The party raising such dispute shall promptly advise the other party of such claim, dispute or controversy in a writing, which describes in reasonable detail the nature of such dispute. By not later than five (5) business days after the recipient has received such notice of dispute, each party shall have selected for itself a representative who shall have the authority to bind such party, and shall additionally have advised the other party in writing of the name and title of such representative. By not later than ten (10) business days after the date of such notice of dispute, the party against whom the dispute shall be raised shall select a qualified mediation firm in the New York City metropolitan area, and such representatives shall schedule a date with such firm for a mediation hearing. The parties shall enter into good faith mediation and shall share the costs equally. If the representatives of the parties have not been able to resolve the dispute within thirty (30) days after such mediation hearing, the parties shall have the right to pursue any other remedies legally available to resolve such dispute in either the Courts of the State of New Jersey or in the United States District Court for the District of the State of New Jersey, to whose jurisdiction for such purposes Rutgers and Licensee each hereby irrevocably consents and submits, and which shall be the exclusive venue for the resolution of disputes related to the Agreement. Notwithstanding the foregoing, nothing in this Article shall be construed to waive any rights or timely performance of any obligations existing under this Agreement.
Article 19. — EXPORT CONTROL; GOVERNMENT REGULATION
     19.1 Licensee shall observe all applicable United States and foreign laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities (including, without limitation, the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations, the Arms Export Control Act, as amended and the United States Department of Commerce Export Administration Regulations) with respect to the transfer of Licensed Products and related technical data to foreign countries. Rutgers shall have no responsibility or obligation to obtain any necessary licenses, permits or clearances, or to give any assurances, relating to any such laws or regulations. Licensee shall defend, indemnify and hold Rutgers harmless from any claims, penalties, charges, fines or assessments relating to any violation of any laws or regulations controlling the export of technology and arising out of the exercise of the rights granted to Licensee hereunder. Rutgers neither represents that a license shall not be required nor that, if required, it shall be issued.
     19.2 If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee shall assume all legal obligations to do so and the costs in connection therewith.
Article 20. — CONFIDENTIALITY
     20.1 Licensee, its Affiliates, sublicensees and subcontractors (if any): (i) shall not use any confidential information within Rutgers Data, Rutgers Technology or unpublished Rutgers Patent Rights, except for the sole purpose of exploiting such information pursuant to this Agreement, (ii) shall safeguard the same against disclosure to others with the same degree of care as it exercises with its own data of a similar nature, and (iii) shall not disclose or permit the disclosure of Rutgers Data, Rutgers Technology or unpublished Rutgers Patent Rights to others (except to its employees, agents, subcontractors or consultants who are bound to Licensee and Rutgers by a like obligation of confidentiality), without the express written permission of Rutgers.
     20.2 Rutgers shall not use any confidential information received from Licensee (including, without limitation, business plans, reports and other information obtained pursuant to this Agreement, Licensee Improvements or other information that is marked “confidential” when provided) (“Licensee Confidential Information”), except for the sole purpose of exploiting such information pursuant to this Agreement, (ii) shall safeguard the same against disclosure to others with the same degree of care as it exercises with its own data of a similar nature, and (iii) shall not disclose or permit the disclosure of Licensee Confidential Information to others (except to its employees, agents, subcontractors or consultants who are bound to Licensee and Rutgers by a like obligation of confidentiality), without the express written permission of Licensee.
     20.3 Notwithstanding the foregoing, neither Licensee nor Rutgers shall be prevented from using or disclosing any Rutgers Data, other Rutgers Technology, or Licensee Confidential Information that:
(a)	it can demonstrate by written records was previously known to it; or

(b)	is now, or becomes in the future, information generally available to the public in the form supplied, other than through improper or unauthorized acts or omissions of the party that owns such information; or

(c)	is lawfully obtained from sources third parties who were entitled to provide such information; or

(d)	is required by law to be disclosed, provided that it provides prior written notice of such required disclosure to the disclosing party, and the disclosing party is afforded an opportunity to prevent or limit such disclosure.
The obligations of Rutgers and Licensee under this Article 20 shall remain in effect for five (5) years from the date of termination or expiration of this Agreement.
Article 21. — MISCELLANEOUS
     21.1 Headings. The headings of the several articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.
     21.2 Not Binding. This Agreement will not be binding upon the parties until it has been signed below on behalf of each party by a duly authorized representative.
     21.3 Amendments. No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed on behalf of each party by a duly authorized representative.

     21.4 Complete Agreement. This Agreement embodies the entire understanding of the parties and shall supersede all previous and contemporaneous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.
     21.5 Waiver. Failure to enforce any provisions of this Agreement by a party shall not be deemed a waiver of any breach or default hereunder by the other party. No express waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.
     21.6 Agreements with Rutgers Personnel. Licensee shall not enter into any agreements relating to this Agreement with Rutgers employees or students without Rutgers’ prior written approval.
     21.7 Severability. In case any of the provisions contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, (i) such invalidity, illegality or unenforceability shall not affect any other provisions hereof, (ii) the particular provision, to the extent permitted by law, shall be reasonably construed and equitably reformed to be valid and enforceable and (iii) this Agreement shall be construed as if such invalid or illegal or unenforceable provisions had never been contained herein.
     21.8 Bankruptcy. Rutgers shall have the right to terminate this Agreement forthwith by giving written notice of termination to Licensee at any time upon or after the filing by Licensee of a petition in bankruptcy or insolvency, or upon or after any adjudication that Licensee is bankrupt or insolvent, or upon or after the filing by Licensee of any petition or answer seeking judicial reorganization, readjustment or arrangement of the business of Licensee under any law relating to bankruptcy or insolvency, or upon or after the appointment of a receiver for all or substantially all of the property of Licensee, or upon or after the making of any assignment or attempted assignment for the benefit of creditors, or upon or after the institution of any proceeding or passage of any resolution for the liquidation or winding up of Licensee’s business or for termination of its corporate life.
     21.9 Attorney Fees. In the event that Licensee fails to perform any obligation under the terms of this Agreement and if it becomes necessary for Rutgers to undertake legal action against Licensee on account thereof, then, in the event Rutgers prevails in such legal action, it shall be entitled to receive from Licensee the payment of Rutgers’ reasonable attorney’s fees in addition to costs and necessary disbursements.
     21.10 Publicity. Neither party shall originate any publicity, news release or other public announcement, written or oral, relating to this Agreement or the existence of an arrangement between the parties, except as required by law, without the prior written approval provided, however, Licensee may state that it has received a license from Rutgers pursuant to the terms of this Agreement and Licensee shall not be prohibited from disclosing the terms of this Agreement in its business plan and materials and presentations to investors, prospective investors, advisors, employees and representatives and prospective employees and representatives.

     21.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     21.12 No Agency. Nothing herein shall be deemed to constitute both parties as joint venturers or partners. Each party is an independent contractor. Nothing herein shall be deemed to establish a relationship of principal and agent between Rutgers and Licensee, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting Rutgers and Licensee as creating any other form of legal association or arrangement which would impose liability upon one party for the act or failure to act of the other party.

     IN WITNESS WHEREOF, both Rutgers and Licensee have executed this Agreement, in duplicate originals, by their duly authorized representatives on the day and year hereinafter written.

RUTGERS, THE STATE		XSTREAM SYSTEMS, INC.
UNIVERSITY OF NEW JERSEY

By:	/s/ William T. Adams	By:	/s/ Brian T. Mayo

	William T. Adams		Brian T. Mayo

	Director, Office of Corporate Liaison and Technology Transfer		Chief Executive Officer

Dated: 12/22/04		Dated: 12/13/04

OFFICE OF CORPORATE LIAISON AND TECHNOLOGY TRANSFER

By:	/s/ William T. Adams William T. Adams

Director, Office of Corporate Liaison and Technology Transfer

Dated: 12/22/04

Exhibit A
(Rutgers Patent Rights)
1. RU Docket #00-069 — U.S. Patent No. 6,118,850, “Analysis Methods For Energy Dispersive X-Ray Diffraction Patterns”
2. RU Docket #02-070 — U.S. Patent application Serial No. 60/352,952 (WO 03/065077), Combinatorial Contraband Detection Using Energy Dispersive X-Ray